UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Volt Information Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928703107

(CUSIP Number)

April 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XX] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 928703107

1.	Names of Reporting Persons. Point Lobos Capital, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 2,158,766
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,158,766

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,766

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions)

IA, OO

________

________

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CUSIP No. 928703107

1.	Names of Reporting Persons. Ryan Schaper

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 2,158,766
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,158,766

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,158,766

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 928703107

1.	Names of Reporting Persons. Point Lobos Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,862,809
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,862,809

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,809

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions)

PN

________

________

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CUSIP No. 928703107

Item 1.

(a) Name of Issuer

Volt Information Sciences, Inc.

(b) Address of Issuer's Principal Executive Offices

1065 Avenue of the Americas, New York, NY 10018

Item 2.

(a)	The names of the persons filing this statement are: Point Lobos Capital, LLC (“PLC”), Point Lobos Master Fund, L.P. (“PLMF”) and Ryan Schaper (“Schaper”) (collectively, the "Filers").

PLMF is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b)	The principal business office of the Filers is located at: 456 Montgomery Street, 22nd Floor, San Francisco, CA 94104.

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 928703107
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CUSIP No. 928703107

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [XX] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PLC is an investment adviser whose clients, including PLMF, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. PLC is the General Partner of PLMF. Schaper is the Manager of PLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

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CUSIP No. 928703107

Item 8. Identification and Classification of Members of the Group.

PLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
Exhibit B - Power of Attorney.

Item 11. Certification.

The following Certification is made by PLC and Schaper.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following Certification is made by PLMF:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2012

Point Lobos Capital, LLC By: William E. Todebush, COO	Ryan Schaper By: William E. Todebush, Attorney-in-Fact
Point Lobos Master Fund, L.P. By: Point Lobos Capital, LLC, General Partner By: William E. Todebush, COO

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CUSIP No. 928703107

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Volt Information Sciences, Inc.. For that purpose, the undersigned hereby constitute and appoint Point Lobos Capital, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 2, 2011

Point Lobos Capital, LLC By: Ryan Schaper, Manager	Ryan Schaper
Point Lobos Master Fund, L.P. By: Point Lobos Capital, LLC, General Partner By: Ryan Schaper, Manager

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CUSIP No. 928703107

EXHIBIT B

LIMITED POWER OF ATTORNEY FOR
REPORTING OBLIGATIONS under SECTIONs 13 AND 16
of the securities exchange act of 1934

The undersigned hereby make, constitute and appoint William E. Todebush, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments and successors thereto) with respect to the securities of any issuer, with the U.S. Securities and Exchange Commission, any national securities exchanges, any other applicable regulatory authority and any such issuer, as considered necessary or advisable under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any amendments of, successors to or replacements of, those sections and the rules and regulations promulgated thereunder;

(2) seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in any such issuer’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to the attorney-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1) this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his discretion, deems necessary or desirable;

(3) such attorney-in-fact does not assume (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act and any rules or regulations promulgated thereunder.

The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect with respect to the undersigned until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

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CUSIP No. 928703107

The undersigned has caused this Limited Power of Attorney to be executed as of this 8th day of May, 2012.

Ryan Schaper